82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC -8 AM 7:21

Santos



03045089

Date: Mon 03 Nov 2003 08:45:51 PM EST

To:
SECURITIES EXCHANGE COMMISSION

SUPPL

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Production test for Casino-3 gas well

Number of pages (incl. cover sheet): 4

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Santos

www.santos.com

newsrelease

4 November 2003

Production test for Casino-3 gas well

Santos Limited as operator on behalf of the VIC/P44 Joint Venture will this week conduct a production test of the Casino-3 well in the offshore Otway Basin following the successful drilling of the appraisal well.

Last week, Casino-3 intersected a 20-metre net gas column in the target Waarre sandstone.

Over the weekend wire-line log, formation pressure and gas composition data was analysed. This data indicates that a single gas pool connects Casino-3 with the previously drilled Casino-2 well.

Following completion of the logging program the Joint Venture has agreed to conduct a production test.

When testing operations are completed the well will be plugged and abandoned as planned.

Santos and its joint venture partners have already successfully concluded a long-term gas contract with TXU Australia to supply gas from the Casino field. The contract is conditional on the final results of the Casino-3 well and the confirmation of reserves for the Casino field.

The Casino gas field - first discovered in September 2002 - is located about 29 kilometres south-west of Port Campbell and 250 kilometres south-west of Melbourne. The Casino-3 well is located well is to be drilled approximately 3.3 kilometres northeast of Casino-1 and 2.4 kilometres northwest of Casino-2, which both intersected gas bearing Waarre sandstone reservoirs.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Participants in the VIC/P44 permit are:

Santos Limited (Operator)	50.0%
Peedamullah Petroleum Pty Ltd (Australian Worldwide Exploration)	25.0%
Mittwell Energy Resources Pty Limited (Mitsui)	25.0%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:
Megan Carter
Santos Limited
(08) 8218 5722 / 0417 896 700
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

Casino 3

Gas pipeline to Adelaide
Horsham
Bendigo
South Australia
Victoria
Hamilton
Melbourne
Geelong
Cobden
Portland
Iona Gas Plant
Port Campbell
VIC/P44
VIC/P51
Casino
Minerva
VIC/L22
La Bella
VIC/RL7
Otway Basin
Geographe
VIC/P52
Thylacine
Tasmania
0 100
kilometres

VIC/P44
Casino 3
Casino Gas Field
Casino 1
2
0 5
kilometres

LEGEND

- Santos Acreage
- Gas Field
- Gas Pipeline


Location Map